                                                                   Sub-Item 77E

                               LEGAL PROCEEDINGS

          AIM TREASURER SERIES TRUST (INVESCO TREASURER SERIES TRUST)

On August 30, 2005, the West Virginia Securities Commissioner (WVSC) issued a Summary Order to Cease and Desist and Notice of Right to Hearing to AIM Advisors, Inc. and AIM Distributors, Inc. (predecessors to Invesco Advisers, Inc. and Invesco Distributors, Inc., respectively) (collectively, "Invesco") (Order No. 05-1318). The WVSC alleged that Invesco entered into certain arrangements permitting market timing and failed to disclose these arrangements in violation of the West Virginia securities laws. The WVSC ordered Invesco to cease any further violations and sought to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment" to be determined by the Commissioner. On October 27, 2011, a hearing examiner was appointed to this matter. This matter continues to be indefinitely suspended.